January 14, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	A.D.A.M., Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006 filed on March 27, 2007

Forms 8-K filed on May 9, August 7, and November 6, 2007

File No. 000-26962

Dear Ms. Collins:

A.D.A.M., Inc. (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated November 20, 2007 and received by us on December 6, 2007 (the “Comment Letter”) relating to the above referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in bold type before our response.

Form 10-K for the fiscal year ended December 31, 2006

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 6

1.	We note from your disclosures on page 6 that the Company’s Benergy product is primarily “distributed” through a network of more than 500 benefit brokers, who enter into annual licensing agreements that have minimum guarantees. Tell us who the Company considers to be your customer – the benefit brokers or the employers/employees that use your product and explain the timing of revenue recognition as it relates to delivery of the license to your customer. Tell us whether you provide technical support, professional and hosting services to the benefit brokers or to the employers/employees. Also, explain further the minimum guarantee provisions in the license agreements to the benefit brokers.

Company Response:

The Company primarily sells its Benergy product through annual subscription, or license agreements between the Company and the benefit broker (the “Broker”). The Broker in turn provides its employer clients (who subsequently make it available to their respective employees) with access to the Benergy product as a value-added offering. The Company considers the Broker to be its customer. The Company sells and prices the annual subscription agreements based on the number of end users available to use the Benergy system. For example, the Company’s minimum monthly subscription agreement may be $1,000 that provides access to up to 500 users of the Benergy system. If the Broker’s number of end users (or employees) on the system exceeds the contracted subscription level, additional licensing fees for the month in excess of the contracted minimum level are applied. If the Broker uses less than the allowed number of end users (employees), no reduction of fees or carryover of additional usage to future months is permitted.

The annual contract the Broker signs provides for twelve equal monthly payments for the minimum amount. The Company recognizes revenue on a daily basis for the fixed fee and the additional usage fees are recognized as incurred. Revenue recognition starts when the Broker has been given password access to the Benergy system, which is maintained on the Company’s computer servers. The Company provides application hosting services, post contract customer support (PCS), and sometimes professional services.

2.	Your disclosures in Note 1 indicate that when a contract includes multiple element arrangements, such as services, the entire fee is allocated to each respective element based on vendor-specific objective evidence (VSOE) of fair value. We also note from your disclosures on page 8 that the Company provides (a) professional services, which include implementation and training as well as software customization services, (b) technical support services and (c) hosting services. With regards to such disclosures, please explain further the following:

A. Tell us how you determine VSOE of fair value for each of these services in your multiple-element arrangements. Specifically describe the process you use to evaluate the various factors that affect VSOE including customer type, geographic region and other pricing factors. Further, if your VSOE varies from customer to customer, address the issue of how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

Company Response:

The Company’s contracts provide for rights to use our products and PCS over a defined term, and in some cases, supplemental professional services and application hosting on the Company’s information technology system. Professional services rates are established, quoted and billed separately. Professional services are quoted and billed at the same rate whether the work is performed at inception of the contract or several years after the inception. Our products do not require professional services from the Company to be implemented. Our customers and other third parties routinely install our products. The professional service work is primarily performed in our offices and all customers for a given product are billed at the same rate. As a result, professional services rates do not vary based on the type of customers or geography. The majority of professional service work involves building simple interfaces with the customer’s existing applications and does not change or modify the functionality of the Company’s product. PCS is always included for the license term and because of this, VSOE has not been set for PCS. As provided under SOP 97-2 when VSOE for PCS does not exist, the contract revenues are recognized ratably over the life of the contract.

Some of the Company’s contracts provide for application hosting, in addition to the right to use our product and PCS. In these cases, the Company recognizes all of the revenue ratably over the life of the contract once (a) persuasive evidence of an arrangement exists (b) the arrangement fee is fixed and determinable (c) delivery or performance has occurred and (d) collectability is reasonably assured. In these cases, the Company uses GAAP principles for service revenue recognition as per Emerging Issues Task Force (EITF) Issue No. 00-3, paragraph 5, which states “arrangements that do not give the customer a contractual right to take possession of the software are service contracts and are outside the scope of SOP 97-2.” The Company supplementally advises the Staff that it will revise future disclosures in its footnotes to its financial statements to augment its accounting policy disclosure relative to revenue recognition for its application hosted products.

B. Explain further how you determined that the technical support services qualify as a separate element. In this regard, it appears that the Company enters into one-year term license arrangements. Are the terms of the license element and the technical support services, co-terminus? If so, then tell us if you are able to determine VSOE of fair value for such services pursuant to paragraph 10 of SOP 97-2. If the initial technical support service term is less than the one-year license term, then tell us how you considered TPA 5100.53 in your determination of VSOE.

Company Response:

The initial term of the contract is one year or greater. Therefore, the Company considered TPA 5100.53 to be not applicable under the circumstances. The license and technical support services, or PCS, are co-terminus. The Company has not been able to determine VSOE of the fair value for PCS services.

C. Assuming the Company is unable to determine VSOE of fair value for your technical support services, then tell us how you considered paragraph 12 of SOP 97-2 in accounting for your multiple-element arrangements as these contracts appear to have several undelivered elements, one of which you may be able to determine VSOE of fair value (professional services) and others which you may not (technical support and hosting).

Company Response:

For those contracts where the customer takes possession of the software for a specified term, the Company recognizes revenue ratably over the term of the contract as provided under paragraph 12 of SOP 97-2: “If the only undelivered element is PCS, the entire fee should be recognized ratably…” In these cases, the only undelivered element is PCS.

For those contracts where the application is hosted by the Company, the customer does not have contractual rights to take possession of the software and, thus, these are considered to be service contracts for which paragraph 12 of SOP 97-2 would not apply.

D. With regards to the software and content customization services, tell us whether such services are considered essential to the functionality of the software and tell us how you determined whether contract accounting is required for arrangements that include customization services. We refer you to paragraphs 65—69 of SOP 97-2.

Company Response:

The Company’s products are “off-the-shelf” in nature. Product and customization of the software is not essential to the utilization or the functionality of the product

3.	Please tell us how you account for the hosting services and tell us how you considered the guidance in EITF 00-3 in your revenue recognition policy for such arrangements. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

Company Response:

EITF 00-3 provides guidance that the hosting services revenue should be recognized as the service is provided. All of the Benergy products and some of the Healthcare Content products are hosted. For the hosted products, all revenues are recognized as the service or access to the system is provided; i.e., revenue is recognized ratably over the specified contracted period of time. Pursuant to EITF 00-3, paragraph 5, the Company does not record more than the proportional revenue for the time period, because customers do not have the right to take possession of the hosted software but only obtain the rights to use the software for a specified period of time.

Forms 8-K filed on May 5, August 7, and November 6, 2007

4.	We note your GAAP to Non-GAAP reconciliation in the Forms 8-K noted above. We believe the non-GAAP operating statement columnar format appearing in these Forms 8-Ks may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Company Response:

The Company respectively submits that its disclosure is consistent with the guidance in Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

These disclosures follow Item 10(e)(1)(i)(A) because it provides a presentation with GAAP financial measures that has more prominence than the non-GAAP measures because: (1) there are separate GAAP financial reports without references to non-GAAP financial measures; and (2) the GAAP financial results are contained in the leading, or the first column on the left side for the time period shown, column for each of the periods presented. These disclosures follow Item 10(e)(1)(i)(B) because they provide a reconciliation by schedule, which is one of the allowable methods under this item.

The Company believes that a columnar format provides a concise and easily understood format for investors and users of the financial statements to understand both the non-GAAP measures and the reconciliation to the GAAP measures.

The Company does not want to represent that these non-GAAP financial measures replace the GAAP financials and believes a side by side comparison is an appropriate method to prominently show the comparable GAAP financial measures.

The Company supplementally advises the Staff that it will revise the format of future earnings releases to use bold type font to give additional prominence to the GAAP measures.

5.	Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

Company Response:

The Company notes the Staff’s comment and has reviewed Question 8 as suggested by the Staff. In future filings in which the Company provides non-GAAP information, the Company will provide further disclosure as suggested by the Staff and as described in the following paragraphs.

The Company believes the non-GAAP measures presented in our earnings releases, when taken together with the corresponding GAAP measures, provide meaningful supplemental information regarding our performance. Our management team uses these non-GAAP measures in assessing the performance of our business. We also use these non-GAAP measures when planning, allocating resources, forecasting and analyzing future periods and when making compensation, bonus and performance evaluations with respect to all employees. Our view that such measures are useful to investors is supported by the feedback from our earnings calls and in discussions with the investment community, which indicates that such measures are considered meaningful information and allow the investment community to enhance their valuation models to better align their projected results with those of our competitors or of companies in different market sectors. By adjusting for these items, we and our investors are also able to gain a better understanding of our performance as compared to prior periods. In future filings, we will enhance our disclosures to further clarify how management uses such measures and why management believes such measures provides useful information to investors.

In calculating non-GAAP net income and the other derivative non-GAAP financial measures, we adjust GAAP net income to exclude charges for amortization of intangible assets, stock-based compensation, acquisition related expenses and restructuring charges. We would also adjust GAAP net income to exclude non-recurring gains.

With regard to our adjustment of GAAP results for amortization of intangible assets and for other acquisition related expenses, we note that when analyzing the operating performance of an acquisition, our management considers the total return provided by the investment we have made in such acquisition (e.g., operating profit generated as compared to the purchase price paid) without taking into consideration any allocations made for accounting purposes. The purchase price for an acquisition, such as the Online Benefits acquisition, includes the accounting values assigned to intangible assets, such as customer lists and goodwill. Our management, for planning and evaluation purposes, excludes the GAAP impact of acquired intangible assets and other acquisition related expenses from our financial results when analyzing the return provided by the acquisition in subsequent periods. We believe that such an approach is very useful in understanding the long-term return provided by an acquisition and that our investors benefit from a supplemental non-GAAP financial measure that adjusts for the accounting expense associated with acquired intangible assets.

With regards to stock-based compensation, we adopted SFAS 123R, “Share-Based Payment”, on January 1, 2006. Internally, we do not take into account stock-based compensation charges when we evaluate the performance of our employees. In addition, our management teams exclude stock-based compensation expense from their short and long-term operating plans. In contrast, our management teams are held accountable for cash-based compensation and such amounts are included in these operating plans. Further, we carefully manage our use of equity awards based on overall shareholder dilution and overall potential cash compensation to the employee.

Accordingly, we and our investors often analyze our business and operating performance in the context of multiple years. While we expect to incur stock-based compensation expense for the foreseeable future, we believe that, for comparability, a non-GAAP measure adjusted for stock-based compensation expense is important to understand the long-term performance of our business. We have taken into account the observations and guidance provided in paragraph G2 of Staff Accounting Bulletin 107 in electing to provide this additional information to investors.

The Company respectfully submits that its disclosure of non-GAAP financial measures that exclude recurring non-cash transactions and special items is consistent with the guidance contained in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in that (1) the Company is not providing this information in an attempt to smooth earnings (2) the excluded information is not utilized by management when allocating resources, determining bonuses and measuring the Company’s performance and (3) the Company believes, as discussed above, that such non-GAAP financial measures provide useful supplemental information to investors.

The Company supplementally advises the Staff that it will revise the disclosure in its future earnings releases and related Forms 8-K to include (1) further detail regarding why it believes the non-GAAP financial measures presented provide useful information to investors (2) the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures (3) the manner in which management compensates for these limitations when using the non-GAAP financial measures and (4) the economic substance behind management’s decision to use such a measure, as shown in the proposed disclosure contained in Attachment 1 to this letter.

*     *     *     *

In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at 770.980.0888 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Mark Adams

Mark Adams

Chief Financial Officer, A.D.A.M., Inc.

A.D.AM., Inc.

January 14, 2008

Attachment 1

Use of Non-GAAP Measures

To supplement our consolidated financial statements presented in accordance with GAAP, we present investors with certain non-GAAP operational measures, including operating expenses, and the resulting operating income, income before taxes, operational net income, operational earnings per share and EBITDA, all of which primarily exclude the effects of amortization of intangible assets, stock-based compensation, acquisition related expenses and restructuring charges.

Our management considers the total return of an investment we have made in an acquisition (i.e., operating profit generated as compared to the purchase price paid) without taking into consideration any allocations made for accounting purposes. Thus, because the purchase price for an acquisition necessarily reflects the accounting value assigned to intangible assets, including customer lists and goodwill, when analyzing the return provided by the acquisition in subsequent periods, our management for planning and evaluation purposes excludes the GAAP impact of acquired intangible assets and other acquisition related expenses from our financial results. We believe that such an approach is useful in understanding the long-term return provided by an acquisition and that our investors benefit from a supplemental non-GAAP financial measure that adjusts for the accounting expense associated with acquired intangible assets.

Similarly, we believe that excluding stock-based compensation expense provides supplemental information and an alternative presentation useful to investors’ understanding of our operating results and trends, especially when comparing those results on a consistent basis to results for prior periods and anticipated results for future periods.

We also believe that, in excluding stock-based compensation expense and amortization of intangible assets, our non-GAAP financial measures provide investors with transparency into the information and basis used by management and our board of directors to measure and forecast our results of operations, to compare on a consistent basis our results of operations for the current period to that of prior periods, to compare our results of operations on a more consistent basis against that of other companies in making financial and operating decisions, and to establish targets for management incentive compensation.

We believe that the presentation of non-GAAP operational measures of operating expenses, operating income, operational net income, and operational earnings per share provide important supplemental information to management and investors regarding financial and business trends relating to the company’s financial condition and results of operations. These non-GAAP operational measures have historically been used as key performance metrics by our senior management as they evaluate the performance of the consolidated financial results. These non-GAAP operational measures are reviewed individually as well as in total in measuring our performance against internal and external expectations for the period. The expectations for such key non-GAAP operational measures are the basis for any financial guidance provided by management for future periods. We believe that the presentation of each of these operational measures provides important supplemental information regarding financial and business trends relating to our financial condition and results of operations. Management believes that the use of each of these non-GAAP financial measures provides enhanced consistency and comparability with our past financial reports. We provide this information to investors to enable them to perform additional analyses of past, present and future operating performance.

We believe that each of these operational measures is useful to investors in their assessment of our operating performance and the valuation of our company. Adjusted operating expenses, operating income, operational net income, and operational earnings per share are significant measures used by management for:

•	Reporting our financial results and forecasts to our board of directors;

•	Evaluating the operating performance of our company;

•	Managing and comparing performance internally and externally against our peers; and

•	Establishing internal operating targets.

These non-GAAP operational measures, including operating expenses, operating income, operational net income, and operational earnings per share are used by us as broad measures of financial performance that encompass our operating performance, cash, capital structure, investment management, and income tax planning effectiveness. These operational measures are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. These operational measures have limitations in that they do not reflect all of the costs or reductions to revenues associated with the operations of our business as determined in accordance with GAAP. In addition, these operational measures may not be comparable to non-GAAP financial measures reported by other companies. As a result, one should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis, prominently disclosing GAAP results and providing reconciliations from GAAP results to operational measures. The limitations in relying on our non-GAAP financial measures include the fact that the non-GAAP operating expenses, operating income, net income, and earnings per share operational measures do not include the impact of stock-based compensation expense or the effects of amortization of intangible assets, acquisition related expenses and restructuring charges. We expect to continue to incur expenses similar to the non-GAAP adjustments described above, and the exclusion or inclusion of these items from our non-GAAP financial measures should not be construed as an inference that these costs are unusual or infrequent.